                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                 For the fiscal year ended December 31, 2006

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from               to
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Hancock Bank 401(k) Savings & Investment Plan & Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                              Hancock Holding Company
                                                     P. O. 4019
                                                Gulfport, MS  39501

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                   Financial Statements and Supplemental Schedule

                                             December 31, 2006 and 2005

                                     (With Independent Auditors' Report Thereon)

                                                          10772

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                                 Table of Contents

                                                                                        Page

Report of Public Company Accounting Firm                                                   1

Financial Statements:

     Statements of Net Assets Available for Benefits                                       2

     Statements of Changes in Net Asset Available for Benefits                             3

Notes to Financial Statements                                                              4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                            10

                                            Independent Auditors' Report

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We have audited the  accompanying  statements of net assets  available for benefits of Hancock  Bank 401(k)  Savings and Investment  Plan and Trust  (the Plan) as of December 31,  2006 and 2005, and the related  statements of changes in net assets  available for benefits for the years then ended.  These financial  statements are the  responsibility of the Plan's  management.  Our  responsibility is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance  with the standards of the Public Company  Accounting  Oversight Board (United
States).  Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes  consideration  of internal control over financial  reporting as a basis for designing audit procedures that are appropriate in the  circumstances,  but not for the purpose of expressing an opinion on the  effectiveness  of the Plan's  internal  control over  financial reporting.  Accordingly,  we express no such opinion.  An audit also includes examining,  on a test basis,  evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting  principles used and significant  estimates made by management,  as well as evaluating the overall financial statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the  financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available  for  benefits  of the Plan as of  December 31,  2006 and  2005,  and the  changes  in net  assets available for benefits for the years then ended in conformity with accounting  principles  generally accepted in the
United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial  statements  taken as a whole. The supplemental  schedule  of assets  (held at end of year) as of  December 31,  2006 is  presented  for the purpose of additional analysis and is not a required part of the basic financial statements,  but is supplementary  information required by the  Department  of Labor's  Rules and  Regulations  for  Reporting  and  Disclosure  under the Employee
Retirement Income Security Act of 1974. This supplemental  schedule is the  responsibility of the Plan's management.
The  supplemental  schedule  has been  subjected  to the  auditing  procedures  applied  in the  audit of the  basic financial  statements  for the year ended  December 31,  2006 and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 25, 2007

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2006 and 2005

                                    Assets                              2006                  2005
                                                                 -------------------   -------------------
Cash                                                             $        50,148                90,612
Investments, at fair value                                            53,288,789            43,176,333
Receivables:
     Accrued interest and dividends                                       17,212                10,278
                                                                 -------------------   -------------------
                 Net assets available for benefits               $    53,356,149            43,277,223
                                                                 ===================   ===================

See accompanying notes to financial statements.

                                                            2

                                              HANCOCK BANK 401(k) SAVINGS AND
                                                 INVESTMENT PLAN AND TRUST
                                Statements of Changes in Net Assets Available for Benefits
                                          Years ended December 31, 2006 and 2005

                                                                                          2006                  2005
                                                                                   -------------------   -------------------

Additions:
     Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of investments                              $     6,361,475             2,575,103
        Interest and dividend income                                                     1,277,907               751,691
                                                                                   -------------------   -------------------
                                                                                         7,639,382             3,326,794
     Contributions:
        Participant                                                                      4,271,622             3,746,334
        Employer                                                                         1,429,642             1,315,800
                                                                                   -------------------   -------------------
                                                                                         5,701,264             5,062,134
                                                                                   -------------------   -------------------
     Total additions                                                                    13,340,646             8,388,928

Deductions:
     Deductions from net assets attributed to:
        Benefit payments to participants                                                 3,239,879             2,135,208
        Administrative fees                                                                 21,841                 3,589
                                                                                   -------------------   -------------------
     Total deductions                                                                    3,261,720             2,138,797
                                                                                   -------------------   -------------------
        Net increase                                                                    10,078,926             6,250,131

Net assets available for benefits:
     Beginning of year                                                                  43,277,223            37,027,092
                                                                                   -------------------   -------------------
     End of year                                                                   $    53,356,149            43,277,223
                                                                                   ===================   ===================

See accompanying notes to financial statements.

                                                            3

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2006 and 2005

(1)    Plan Description

       The following  description of Hancock  Bank 401(k)  Savings and Investment Plan and Trust (the Plan) provides only general  information.  Participants  should refer to the Plan agreement for a more complete  description of the Plan's provisions. This information is available from the plan administrator.

       (a)    General

              The Plan is a defined  contribution  plan established  under the provisions of  Section 401(a) of  the
              Internal Revenue Code (IRC),  which includes a qualified cash or deferred  arrangement as described in
              Section 401(k)  of the IRC for  eligible  employees  of Hancock  Bank,  Hancock  Insurance  Agency and subsidiaries,  Harrison Finance Company,  J. Everett Eaves, Inc.,  Hancock Bank of Louisiana,  Hancock
              Bank of Florida, and Hancock Investments Services,  Inc. (collectively the Company). All full-time and part-time  employees of the Company who have completed  90 days of service and are age 18 or older are eligible to  participate.  The Plan is subject to the  provisions  of the Employee  Retirement  Income
              Security Act of 1974, as amended (ERISA).

              All assets of Hancock Bank Profit  Sharing Plan were  transferred  to the Plan,  effective  January 1,
              2002. The Hancock Bank Profit Sharing Plan assets are segregated  from other assets for record keeping purposes as no new  participants  are allowed within the profit  sharing  portion of the plan, and the funds therein are not participant-directed.

       (b)    Plan Administration

              Hancock Bank  (the Trustee),  a subsidiary of the Company,  holds the Plan's  investments and executes transactions for the Plan. The Plan is administered by an officer of Hancock Bank.

       (c)    Contributions

              Eligible  employees may elect to defer up to the Internal Revenue Service (IRS)  limitations,  $15,000 and  $14,000  in 2006 and  2005,  respectively,  with  certain  restrictions  for  highly  compensated employees.  The  Company  matches  50%  of  participant  contributions  up to  the  first  6%  of  the participant's salary under the provisions of the Plan.

       (d)    Participant Accounts

              Individual  accounts are maintained for each of the Plan's  participants to reflect the  participant's contributions  and  earnings or losses  thereon and  allocated  employer  matching  contributions  and earnings or losses thereon, as well as the participant's  allocated share of administrative  expenses.
              The  benefit  to  which a  participant  is  entitled  is the  benefit  that can be  provided  from the participant's vested account.

       (e)    Vesting

              Participants  are fully  vested in their  contributions  and  allocated  earnings  or losses  thereon.
              Participants  are fully vested in employer  matching  contributions  and allocated  earnings or losses thereon after three years of benefit  service with no vesting before three years of service.  Prior to
              January 1,  2005, participants were fully vested in the Hancock Bank Profit Sharing Plan contributions and allocated  earnings or losses  thereon after five years of benefit  service with no vesting before five years of service.  Effective January 1, 2005, the Plan was amended so that participants are fully vested at all times in the Hancock Bank Profit Sharing Plan  contributions  and allocated  earnings or losses thereon.  All  participants  vest 100% upon death or termination of employment due to permanent disability.

                                                         4                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2006 and 2005

       (f)    Forfeitures

              Forfeitures of employer matching  contributions and allocated  earnings and losses thereon are used to reduce employer  contributions  during the Plan year. At December 31,  2006 and 2005,  these forfeited amounts totaled $142,100 and $32,486, respectively, which were used to reduce employer contributions.

              Forfeitures  of  the  Hancock  Bank  Profit  Sharing  Plan  contributions  and  earnings  thereon  are reallocated to participant accounts as defined by the Plan. At both December 31,  2006 and 2005, there were no forfeited amounts.

       (g)    Investment Options

              The Plan allows participants to direct  contributions into various investment  options.  These options include cash  equivalents,  mutual funds,  and Hancock  Holding  Company common stock.  The segregated funds of the former  Hancock Bank Profit  Sharing  Plan are not  participant-directed.  These  options include cash equivalents, certificates of deposit, and mutual funds.

       (h)    Distributions

              Upon termination,  the Plan provides for lump sum or installment payment options based on the election of the participant or  beneficiary.  A lump sum payment will be made for  participants  whose balances are below certain amounts, as defined by the Plan.

              A financial  hardship  withdrawal  provision is available enabling a participant to withdraw an amount to cover an immediate and significant financial need.

       (i)    Participant Loans

              Participant loans are not permitted by the Plan.

(2)      Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The  financial  statements  of the Plan are prepared on the accrual  basis of accounting in accordance with U.S. generally accepted accounting principles.

       (b)    Use of Estimates

              The  preparation  of financial  statements  in  conformity  with  U.S. generally  accepted  accounting principles  requires  management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

                                                         5                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2006 and 2005

       (c)    Valuation of Investments

              Investments  are stated at fair value.  Shares of mutual  funds and common  stock are valued at quoted market prices. Cash equivalents are stated at cost, which approximates fair value.

              Purchases and sales of securities  are recorded on a trade-date  basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Net realized and unrealized  appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

              The Plan utilizes various investment  instruments.  Investment securities,  in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment  securities,  it is reasonably  possible that changes in the values of investment  securities  will occur in the near term and that such changes could  materially  affect the amounts reported in the financial statements.

       (d)    Benefit Payments

              Benefits are recorded when paid.

                                                         6                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2006 and 2005

(3)    Investments

       The fair value of individual  investments  that  represent 5% or more of the Plan's net assets  available for benefits as of December 31, 2006 and 2005 are as follows:

                                                             2006                                2005
                                              ----------------------------------  -----------------------------------
                                              Shares / Units      Fair value      Shares / Units       Fair value
                                              ----------------  ----------------  ----------------   ----------------
       Hancock Holding Company
           common stock (participant-
           directed)                                262,862     $  13,889,628           241,607      $   9,135,161
       Hancock Holding Company
           common stock (nonparticipant-
           directed)                                      -                 -            20,700            782,667
                                              ----------------  ----------------  ----------------   ----------------
                       Total Hancock
                          Holding Company
                          common stock              262,862     $  13,889,628           262,307      $   9,917,828
                                              ================  ================  ================   ================
       Hancock Horizon Growth Fund,
           Trust Class (nonparticipant-
              directed)                             179,686     $   3,160,673           145,257      $   2,777,307
           Class A (participant-directed)           255,105         4,418,411           202,826          3,835,442
       Hancock Horizon Strategic Fund,
           Trust Class (nonparticipant-
              directed)                             353,137         5,350,023           312,094          4,728,229
       Hancock Horizon Treasury Fund,
           Class A (participant-directed)         4,290,969         4,290,969         3,733,904          3,733,904
       Hancock Horizon Value Fund,
           Trust Class (nonparticipant-
              directed)                             185,629         4,763,239           179,349          4,166,272
           Class A (participant-directed)           204,553         5,234,500           176,386          4,088,626

       During 2006 and 2005, the Plan's investments  (including  investments bought,  sold, or held during the year)
       appreciated in value as follows:

                                                                                   2006                  2005
                                                                            -------------------   -------------------
       Hancock Holding Company common stock                                 $     2,653,851               766,795
       Mutual funds                                                               3,707,624             1,808,308
                                                                            -------------------   -------------------
                 Net appreciation in fair value of investments              $     6,361,475             2,575,103
                                                                            ===================   ===================

                                                         7                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2006 and 2005

(4)      Tax Status

       The IRS has determined and informed the Company by letter dated May 29,  2003,  that the Plan and the related trust  established  under the Plan are designed in accordance  with the  applicable  sections of the Internal
       Revenue Code (IRC).  Although the Plan has been amended since receiving the  determination  letter,  the Plan administrator  and the Plan's tax counsel  believe that the Plan is designed and is currently  being operated in  compliance  with  the  applicable  provisions  of the IRC and the  Plan  document.  Therefore,  the  Plan administrator  believes that the Plan was qualified and the related trust was  tax-exempt as of the financial statement dates.

(5)      Not Participant-Directed Investments

       Information  about the net assets and the  significant  components  of the changes in net assets  relating to the investments that are not participant-directed follows:

       Net Assets

                                                                                   2006                  2005
                                                                            -------------------   -------------------
       Cash                                                                 $            -                 27,181
       Hancock Holding Company common stock                                              -                782,667
       Mutual funds                                                              13,273,934            11,671,808
       Money market funds                                                           129,287               130,119
       Certificate of deposit                                                       155,935               548,776
       Accrued interest and dividends                                                 1,481                 4,951
                                                                            -------------------   -------------------
                 Net assets available for benefits                          $    13,560,637            13,165,502
                                                                            ===================   ===================

       Changes in Net Assets

                                                                                   2006                  2005
                                                                            -------------------   -------------------
       Interest and dividend income                                         $       298,066               288,793
       Net appreciation in fair value of investments                                444,565               718,586
       Benefits paid                                                               (344,710)             (333,843)
       Administrative expenses                                                       (2,786)               (3,589)
                                                                            -------------------   -------------------
                 Net increase in net assets                                 $       395,135               669,947
                                                                            ===================   ===================

                                                         8                                               (Continued)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                           Notes to Financial Statements

                                             December 31, 2006 and 2005

(6)    Related-Party Transactions

       The  Trustee,  Hancock  Bank,  acts as trustee of the Plan.  The Trustee is a subsidiary  of Hancock  Holding
       Company.  Mutual fund investments where Hancock Bank acts as an investment  advisor aggregated to $31,221,436 and  $26,511,378  as of December 31, 2006 and 2005,  respectively.  At  December 31,  2006 and 2005, the Plan held certificates of deposit in Hancock Bank totaling $155,935 and $548,776,  respectively.  Additionally, at
       December 31,  2006 and 2005, the Plan owned  $13,889,628  (262,862  shares) and $9,917,828  (262,307 shares), respectively,  in Hancock  Holding  Company  stock.  During 2006 and 2005,  the Plan  recorded  $228,191  and
       $174,012,  respectively,  in dividend income on Hancock Holding Company stock.  The Plan paid  administrative fees to the Trustee during 2006 and 2005 totaling $2,786 and $3,589, respectively.

(7)    Plan Termination

       Although  it has not  expressed  any  intention  to do so,  the  Company  has the  right  under  the  Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions set forth in
       ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

                                                         9                                               (Continued)

                                                                                                                Schedule I
                                             HANCOCK BANK 401(k) SAVINGS AND
                                                INVESTMENT PLAN AND TRUST
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                    December 31, 2006
      Number                                                                                                   Current
  of shares / units                            Description                                   Cost            fair value
--------------------   --------------------------------------------------------------   ----------------   ----------------
         155,935       * Hancock Bank Certificate of Deposit 4.75% 10/20/09             $    155,935            155,935
         262,862       * Common stock of Hancock Holding Company                           6,926,829         13,889,628
          74,061       * Hancock Horizon Burkenroad Fund, Class A                          1,830,250          2,293,683
         255,105       * Hancock Horizon Growth Fund, Class A                              4,133,350          4,418,411
         179,686       * Hancock Horizon Growth Fund, Trust Class                          2,671,865          3,160,673
         104,471       * Hancock Horizon Strategic Fund, Class A                           1,611,784          1,580,651
         353,137       * Hancock Horizon Strategic Fund, Trust Class                       5,345,535          5,350,023
         204,553       * Hancock Horizon Value Fund, Class A                               4,465,309          5,234,500
         185,629       * Hancock Horizon Value Fund, Trust Class                           3,212,390          4,763,239
       4,290,969       * Hancock Horizon Treasury Money Market Fund, Class A               4,290,969          4,290,969
         129,287       * Hancock Horizon Treasury Money Market Fund, Trust Class             129,287            129,287
          52,919         Federated Intermediate Government Securities                        588,260            574,702
         153,643         Federated Investment Bond Fund                                    1,378,685          1,364,348
          65,241         Federated International Capital Appreciation Fund                   614,043            772,456
          81,677         Federated Max Cap Institutional Services Shares                   1,848,958          2,125,229
          37,501         Federated Index Mini Cap Fund                                       555,733            608,267
          26,463         Fidelity Advisory Diversified International Fund                    593,789            597,016
          11,551         T Rowe Price Small Cap Stock Fund                                   410,524            395,404
          50,765         T Rowe Price Growth Stock Fund                                    1,315,180          1,584,368
                                                                                        ----------------   ----------------
                                                                                        $ 42,078,675         53,288,789
                                                                                        ================   ================
* Indicates a party-in-interest

See accompanying independent auditors' report.

                                                         10

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Hancock Bank 401(k) Savings and Investment Plan

                                                           By:  /s/ Catherine Gray
                                                              --------------------------------------------
                                                               Catherine Gray
                                                               Benefits Administrator

Date:  June 29, 2007